                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


              FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1999.
                                   ------------------

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from ___________ to ___________.


                         Commission File Number 1-5492-1
                                                --------


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Nashua Corporation Employees' Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    Nashua Corporation
                                    11 Trafalgar Square
                                    Second Floor
                                    Nashua, New Hampshire  03063

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
Nashua Corporation Employees' Savings Plan
Years ended December 31, 1999 and 1998
with Report of Independent Auditors

                   Nashua Corporation Employees' Savings Plan

                              Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 1999 and 1998



                                TABLE OF CONTENTS

Report of Independent Auditors..........................................................................1

Financial Statements

Statements of Net Assets Available for Benefits.........................................................3
Statements of Changes in Net Assets Available for Benefits..............................................4
Notes to Financial Statements...........................................................................5


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
   at End of Year......................................................................................12

                         Report of Independent Auditors


The Plan Administrator and Participants
Nashua Corporation Employees' Savings Plan

We have audited the accompanying statement of net assets available for benefits of Nashua Corporation Employees' Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




                                             /s/ ERNST & YOUNG LLP

Manchester, New Hampshire
May 26, 2000

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Nashua Corporation Employees' Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1998, and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

As further described in Note 1, on July 1, 1998, the Plan transferred assets totaling $6,538,012 to the York Photo Labs Savings Plan resulting from the sale of Nashua Corporation's Photo Finishing Group to Images, LLC on April 8, 1998.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, MA
July 14, 1999

                   Nashua Corporation Employees' Savings Plan

                 Statements of Net Assets Available for Benefits



                                                         DECEMBER 31
                                                   1999                 1998
                                                -----------          -----------

ASSETS
Investments, at fair or contract value          $79,744,327          $67,815,763

Receivables:
   Employee's contributions                              --               16,163
   Employer's contribution                               --               48,515
                                                -----------          -----------
Total receivables                                        --               64,678
                                                -----------          -----------
Net assets available for benefits               $79,744,327          $67,880,441
                                                ===========          ===========



See accompanying notes.

                   Nashua Corporation Employees' Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                   YEAR ENDED DECEMBER 31
                                                    1999            1998
                                                -----------     ------------

ADDITIONS
Net realized and unrealized appreciation in
   fair value of investments                    $ 7,237,758     $  7,716,239
Interest and dividends                            6,279,999        4,227,694
                                                -----------     ------------
                                                 13,517,757       11,943,933

Contributions:
   Employee and rollovers                         2,754,262        2,541,486
   Employer                                         808,323          899,181
                                                -----------     ------------
                                                  3,562,585        3,440,667
                                                -----------     ------------
Total additions                                  17,080,342       15,384,600

DEDUCTIONS
Withdrawals and benefits paid directly
   to participants                                5,182,189        9,381,830
Transfer to other plans                                  --        6,538,012
Administrative expenses                              34,267           34,785
                                                -----------     ------------
Total deductions                                  5,216,456       15,954,627
                                                -----------     ------------
Net increase (decrease)                          11,863,886         (570,027)

Net assets available for benefits
   at beginning of year                          67,880,441       68,450,468
                                                -----------     ------------
Net assets available for benefits
   at end of year                               $79,744,327     $ 67,880,441
                                                ===========     ============



See accompanying notes.

                   Nashua Corporation Employees' Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1. DESCRIPTION OF PLAN

The following description of the Nashua Corporation Employees' Savings Plan (the
Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of Nashua Corporation (the Company) who have at least two months of credited service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Nashua Corporation's Photofinishing Group was sold on April 8, 1998 to Images, LLC. As of the sale date, the active participants of the Photofinishing Group had the option to take a distribution from the Plan or rollover balances into the Purchaser's plan, York Photo Labs Savings Plan. Rollover amounts relating to the Photofinishing Group participants transferred from the Plan on July 1, 1998 were $6,538,012.

CONTRIBUTIONS

Each year, participants may contribute from 1% up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 50% for the first 6% of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors.

During the years ended December 31, 1999 and 1998, amounts related to employee rollovers from other qualified plans amounted to $218,110 and $-0-, respectively.

Upon enrollment, a participant can direct their contributions and the Company matching contribution into any of the Plan's fund options. Participants may change their investment options daily. Employees' contributions into the Nashua Corporation Common Stock Fund are limited to 25% of their account balance.

                   Nashua Corporation Employees' Savings Plan

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in all contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, or elect to receive other optional forms of payment as described in the Plan document.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                   Nashua Corporation Employees' Savings Plan

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Shares of registered investment companies and collective investment funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common shares of Company stock and treasury instruments held in the Plan are valued at closing sales prices. The Plan's guaranteed investment contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

EXPENSES

Substantially all expenses of the Plan are paid by the Company. Certain expenses related to participant loans are paid by the Plan via a reduction of participant accounts.

RECLASSIFICATION

The Plan has elected to adopt Statement of Position 99-3 "Accounting For and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" for the 1999 financial statement presentation. Accordingly, 1998 amounts have been reclassified to conform with Statement of Position 99-3.

                   Nashua Corporation Employees' Savings Plan

3. INVESTMENTS

During 1999 and 1998, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                NET REALIZED AND UNREALIZED
                                                APPRECIATION (DEPRECIATION)
                                                IN FAIR VALUE OF INVESTMENTS
                                                  1999                 1998
                                           -----------------------------------

Nashua Corporation Common Stock               $  (939,635)     $  481,884
Shares of registered investment companies       8,177,393       7,234,355
                                           -----------------------------------
                                              $ 7,237,758      $7,716,239
                                           ===================================

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                 DECEMBER 31
                                            1999              1998
                                    -----------------------------------------

Fidelity Managed Income Portfolio II              --     $ 6,986,654
Fidelity Puritan Fund                    $ 6,887,933       7,168,739
Fidelity Magellan Fund                    24,192,401      19,224,304
Fidelity Contrafund                        4,304,098       3,767,581
Fidelity Equity-Income Fund                5,140,368       5,368,736
Fidelity Growth Company Fund              12,693,116       6,665,068
Fidelity U.S. Government Reserve
  Money Market Fund                        8,379,510              --

                   Nashua Corporation Employees' Savings Plan

4. GUARANTEED INVESTMENT CONTRACT FUND

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                      DECEMBER 31
                                               1999                 1998
                                        -------------------- -------------------

First Allmerica
   3.25%, due 4/30/00                        $   713,059           $   690,614
Life of Virginia
   8.32%, due 1/31/99                                  -             1,279,416
Pacific Mutual Life Insurance Company
   5.30%, due 4/29/00                            912,298               866,380
Monumental Life
   3.63%, due 4/30/01                            633,105               610,928
Monumental Life
   5.21%, due 4/30/01                            485,227               461,226
United States Treasury Note
   8.50%, due 11/15/00                         2,981,165             3,151,419
Fidelity Managed Income Portfolio II                  --             6,986,654
Fidelity U.S. Government Reserve
   Money Market Fund                           8,379,510                    --
Cash                                                  --               389,058
                                        -------------------- -------------------
                                             $14,104,364           $14,435,695
                                        ==================== ===================

The average yields of the Guaranteed Investment Contract Fund for the years ended December 31, 1999 and 1998 were approximately 7.4% and 5.92%, respectively. Crediting interest rates remained the same, as noted above, for both 1999 and 1998.

The issuing institution's ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

                   Nashua Corporation Employees' Savings Plan

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6. PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan's assets are invested in mutual funds for which FMR Corp. provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., the Plan's trustee and recordkeeper, respectively. Accordingly, these transactions qualify as party-in-interest.

7. SUBSEQUENT EVENT

In March 2000, the Company acquired Rittenhouse Paper Company. Rittenhouse Paper Company sponsors a 401(k) plan having assets of approximately $19,000,000 at December 31, 1999. The impact to the Rittenhouse 401(k) Plan has not been determined.

                              Supplemental Schedule

                   Nashua Corporation Employees' Savings Plan

                        EIN: 02-0170100/ Plan Number: 010

                  Schedule H, Line 4i - Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 1999


    IDENTITY OF ISSUE, BORROWER,                         DESCRIPTION OF                           CURRENT
      LESSOR OR SIMILAR PARTY                              INVESTMENT                              VALUE
----------------------------------------------------------------------------------------------------------------

Mutual Funds:
   *     Fidelity Management
       Trust Company                   Puritan Fund, 361,951 shares                              $  6,887,933
                                       Magellan Fund, 177,065 shares                               24,192,401
                                       Contrafund, 71,711 shares                                    4,304,098
                                       Equity-Income Fund, 96,118 shares                            5,140,368
                                       Growth Company Fund, 150,571 shares                         12,693,116
                                       Intermediate Bond Fund, 47,045 shares                          459,161
                                       Europe Fund, 45,660 shares                                   1,710,872
                                       Pacific Basin Fund, 48,299 shares                            1,388,116
                                       Asset Manager Fund, 39,301 shares                              722,353
                                       Small Cap Stock Fund, 46,851 shares                            753,836
                                       Government Money Market Fund, 811,538 shares                   811,538
                                       Spartan U.S. Equity Index Fund, 61,211 shares                3,188,476
                                                                                             -------------------
                                                                                                   62,252,268

Fixed Income Investments:
     U.S. Treasury Note               8.50%, due 11/15/00                                           2,981,165
     First Allmerica                  3.25%, due 4/30/00                                              713,059
     Monumental Life                  3.63%, due 4/30/01                                              633,105
     Monumental Life                  5.21%, due 4/30/01                                              485,227
     Pacific Life                     5.30%, due 4/29/00                                              912,298
   *     Fidelity Management          Fidelity U.S. Government Reserve Money
       Trust Company                     Market Fund, 8,379,510 shares                              8,379,510
                                                                                             -------------------
                                                                                                   14,104,364

Common Stock
   *     Nashua Corporation           Nashua Corporation
                                         Common Stock, 210,455 shares                               1,578,413
                                                                                             -------------------

Interest Bearing Cash                 Cash                                                            120,668
                                                                                             -------------------

*        Participant Loans            8.0% to 13.5%                                                 1,688,614
                                                                                             -------------------
                                                                                                  $79,744,327
                                                                                             ===================


*        Indicates a party-in-interest to the Plan.

NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                              NASHUA CORPORATION
                                              EMPLOYEES' SAVINGS PLAN



     Date:  JUNE 28, 2000                     By /s/ John L. Patenaude
           --------------                        ---------------------------
                                                   John L. Patenaude
                                                   Nashua Corporation
                                                   Vice President - Finance,
                                                   Chief Financial Officer


                                                                              13